AMENDMENT TO THE ADMINISTRATION,

BOOKKEEPING AND PRICING SERVICES AGREEMENT

This Amendment (“Amendment”) is made as of December 12, 2011, by and between the Reaves Utility Income Fund, a registered investment company (the “Trust”), and ALPS Fund Services, Inc. (“ALPS”), the administrator to the Trust.

WHEREAS, the Trust and ALPS previously entered into an Administration, Bookkeeping and Pricing Services Agreement, as of February 24, 2004, as amended from time to time (the “Agreement”).

WHEREAS, the Trust and ALPS wish to amend the Agreement’s renewal date to coincide with that of the Trust’s investment advisory agreement with W. H. Reaves & Co., Inc.

WHEREAS, all capitalized terms used in the Amendment and not defined herein shall have the meaning ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

1.	Section 13 (b) of the Agreement shall be deleted in its entirety and replaced with the following:

(b)

Renewal Term. If not sooner terminated, this Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive annual periods until terminated by the Fund or by ALPS, without penalty, upon not less than 90 days’ written notice to the other party.

The term of for the annual renewal period beginning February 24, 2012 shall expire on August 25, 2012, and each successive annual renewal period thereafter shall also expire on August 25th of each respective annual renewal period.

2.	Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

Reaves Utility Income Fund		ALPS Fund Services, Inc.

By:	/s/ J. Tison Cory	By:	/s/ Jeremy O. May
Name:	J. Tison Cory	Name:	Jeremy O. May
Title:	Secretary	Title:	President
Date:	December 12, 2012	Date:	December 12, 2012